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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

HDFC BANK LIMITED
(Name of Issuer)
EQUITY SHARES — COMMON STOCK (PAR VALUE: INR 10 PER SHARE)
(Title of Class of Securities)
40415F101
(CUSIP Number)
July 20, 2001
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	40415F101

1	NAMES OF REPORTING PERSONS: HOUSING DEVELOPMENT FINANCE CORPORATION LIMITED

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	NOT APPLICABLE

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	MUMBAI, INDIA

	5	SOLE VOTING POWER:

NUMBER OF		38,860,000

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		NIL

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		38,860,000

WITH:	8	SHARED DISPOSITIVE POWER:

		NIL

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	38,860,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	12.33%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	40415F101

1	NAMES OF REPORTING PERSONS: HDFC INVESTMENTS LIMITED

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	MUMBAI, INDIA

	5	SOLE VOTING POWER:

NUMBER OF		30,000,000

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		NIL

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		30,000,000

WITH:	8	SHARED DISPOSITIVE POWER:

		NIL

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	30,000,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	9.52%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	40415F101

1	NAMES OF REPORTING PERSONS: HDFC HOLDINGS LIMITED

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	MUMBAI, INDIA

	5	SOLE VOTING POWER:

NUMBER OF		1,000

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		NIL

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,000

WITH:	8	SHARED DISPOSITIVE POWER:

		NIL

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	Negligible

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

GENERAL INSTRUCTIONS
A.	Statements filed pursuant to Rule 13(d)-1(b) containing the information required by this schedule shall be filed not later than February 14 following the calendar year covered by the statement or within the time specified in Rules 13d-1(b)(2) and 13d2(c). Statements filed pursuant to Rule 13d-2(c) shall be filed within the time specified in Rules 13d-1(c), 13d-2(b) and 13d-2(d). Statements filed pursuant to Rule 13d-1(d) shall be filed not later than February 14 following the calendar year covered by the statement pursuant to Rules 13d-1(d) and 13d-2(b).

B.	Information contained in a form which is required to be filed by rules under section 13(f) (15 U.S.C. 78m(f)) for the same calendar year as that covered by a statement on this schedule may be incorporated by reference in response to any of the items of this schedule. If such information is incorporated by reference in this schedule, copies of the relevant pages of such form shall be filed as an exhibit to this schedule.

C.	The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

Item 1.

(a)	Name of the Issuer:	HDFC BANK LIMITED

(b)	Address of the Issuer’s Principal Executive Offices:	HDFC BANK LTD. HDFC BANK HOUSE, SENAPATI BAPAT MARG, LOWER PAREL, MUMBAI 400 013
CUSIP No. 40415F101

Item 2

(a)	Name of the Person Filing:

Housing Development Finance Corporation Limited (“HDFC Limited”) HDFC Investments Limited HDFC Holdings Limited

(b)	Address of Principal Business Office or, if none, Residence:

HDFC Limited Ramon House, H. T. Parekh Marg, 169 Backbay Reclamation, Mumbai 400 020, India

HDFC Investments Limited Ramon House, H. T. Parekh Marg, 169 Backbay Reclamation, Mumbai 400 020, India

HDFC Holdings Limited Ramon House, H. T. Parekh Marg, 169 Backbay Reclamation, Mumbai 400 020, India

(c)	Citizenship:

HDFC Limited is incorporated under the laws of India HDFC Investments Limited is incorporated under the laws of India HDFC Holdings Limited is incorporated under the laws of India

(d)	Title of Class of Securities:

Equity Shares, par value INR 10.

(e)	CUSIP Number:

40415F101
Item 3: If this statement is filed pursuant to $$240.13d-1(b) or 240.13d-2(b) or (c) check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (U.S.C. 78c)
(b)	☐	Bank as defined in Section 3(a)(6) of the Act
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
(e)	☐	An investment adviser in accordance with S240.13d-1(b)(1)(ii)(E)
(f)	☐	An employee benefit plan or endowment fund in accordance with s240.13d-1(b)(1)(ii)(F)
(g)	☐	A parent holding company or control person in accordance with s240.13d-1(b)(1)(ii)(G)
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
(j)	☐	Group, in accordance with s.240.13d-1(b)(1)(ii)(J)
Item 4:	Ownership

			HDFC Limited	HDFC Holdings	HDFC Investments
				Limited	Limited
(a)	Amount Beneficially Owned		38,860,000	1,000	30,000,000

(b)	Percent of Class		12.33%	Negligible	9.52%

(c)	Number of shares as to which the person has
	i.	Sole power to vote or to direct the vote:	38,860,000	1,000	30,000,000
	ii.	Shared Power to vote or to direct the vote:	Nil		Nil
	iii.	Sole power to dispose or to direct the disposition	38,860,000	1,000	30,000,000

	iv.	Shared power to dispose or to direct the disposition	Nil		Nil
Item 5:	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6:	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable

Item 8:	Identification and Classification of Members of the Group:

HDFC Investments Limited is a 100% owned subsidiary of, and is controlled by, HDFC Limited.

HDFC Holdings Limited is a 100% owned subsidiary of, and is controlled by, HDFC Limited.

Item 9:	Notice of Dissolution of the Group:

Not Applicable

Item 10	Certification:

Not Applicable

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct

February 5, 2007
Date
HOUSING DEVELOPMENT FINANCE CORPORATION LIMITED
By:	/s/ Conrad D’Souza
	Name: Title:	Conrad D’Souza General Manager

HDFC INVESTMENTS LIMITED
By:	/s/ Conrad D’Souza
	Name: Title:	Conrad D’Souza Director

HDFC HOLDINGS LIMITED
By:	/s/ Conrad D’Souza
	Name: Title:	Conrad D’Souza Director